February 3, 2022

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:                Division of Corporation Finance

Office of Life Sciences

Re:          Teladoc Health, Inc.

Form 10-K for Fiscal Year Ended December 31, 2020

Filed March 1, 2021

File No: 001-37477

Response Dated January 14, 2022

Dear Ms. Houser and Mr. O’Brien:

Set forth below is the response of Teladoc Health, Inc. (“Teladoc Health”, the “Company” or “we”) to the comment contained in the letter dated January 21, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission. For your convenience, the Staff’s comment is reproduced in bold type below and is followed by the Company’s response thereto.

Form 10-K for Fiscal Year Ended December 31, 2020

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Business Combinations, page 60

1.	We note your response to comment 1. Given the significance of the acquired customer relationships from Livongo to your consolidated balance sheet and consolidated statement of operations and the immaturity of the telehealth market, please provide expanded disclosure of the specific facts and circumstances that lead management to conclude that the customer relationships acquired has a useful life of 15.7 years, as Livongo has been providing its services since 2014, or approximately six years as of the date of acquisition. As part of your expanded disclosure, include Livongo's customer attrition information as the largest contributing factor to the useful life. Also under the Goodwill and Intangible Assets section, please discuss the factors that could reasonably result in a decrease in the useful life and the potential material impact to the amount of amortization expense recognized.

Response: In response to your comment, we will supplement the disclosures in our Form 10-K for the year ended December 31, 2021, by inserting the following underlined language in the Critical Accounting Estimates and Policies section in Management’s Discussion and Analysis of Financial Condition and Results of Operations:

Business Combinations (3rd paragraph):

Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates, including the selection of valuation methodologies, estimates of future revenue and cash flows, discount rates and selection of comparable companies. The estimates and assumptions used to determine the fair values and useful lives of identified intangible assets could change due to numerous factors, including market conditions, technological developments, economic conditions, and competition. In connection with determination of fair values, we may engage a third-party valuation specialist to assist with the valuation of intangible and certain tangible assets acquired and certain assumed obligations. Upon completion of the purchase accounting for the acquisition of Livongo on October 30, 2020, we allocated $1.05 billion of the total acquisition consideration to customer relationship intangibles, an amount which reflects both direct and channel-sourced customers that had been acquired by Livongo since it began offering its diabetes management program in 2014. The fair value of these customer relationships was determined based on the excess earnings method of the income approach. We determined the remaining weighted average useful life to be approximately 15.7 years based on historical Livongo attrition rates, estimated revenues from customers, and other qualitative factors, and we believe that our customer relationships are expected to make contributions to our future cash flows over this period. The Livongo customer relationships typically have a three-year contractual term, but the estimated useful life assumes renewals or extensions and considers historical attrition rates, which were calculated using actual Livongo attrition data, the largest factor in the estimation of the useful life. The weighted average attrition rate used in the determination of useful life was approximately 6.5%. Acquisition-related transaction costs incurred by us are not included as a component of consideration transferred but are accounted for as an operating expense in the period in which the costs are incurred.

Goodwill and Intangible Assets (3rd paragraph):

Other intangible assets include customer relationships, non-compete agreements, acquired technology, patents, and trademarks resulting from business acquisitions, and capitalized software development costs. We amortize such definite-lived intangible assets over their estimated useful lives. We also review the useful lives on a quarterly basis to determine if the period of economic benefit has changed. Customer relationships are amortized over a period of 2 to 20 years in relation to expected future cash flows. The useful lives of the customer relationships are subject to risks and uncertainties including future attrition rates. These considerations include, but are not limited to, the emergence of new competitor offerings, relative competitor pricing and scale, our ability to successfully integrate and manage the acquired customers, our level of success in delivering future innovation, and overall changes in economic and regulatory conditions. Significant changes in any one or a combination of considerations could lead us to update our weighted average attrition rate, which, in turn would impact the assigned useful life and the level of amortization expense recorded for our customer relationship intangibles. For example, a sustained increase in the customer attrition rate related to customers acquired in the Livongo transaction could prompt us to reduce our estimate of the remaining useful life of the customer relationships. Should this occur, a year’s reduction to the estimated life would result in an annual increase in amortization expense of approximately $5 million. Non-compete agreements are amortized over a period of 1.5 to 5 years using the straight-line method. Trademarks are amortized over 3 to 15 years using the straight-line method. Technology is amortized over 5 to 7 years using the straight-line method. Patents are amortized over 3 years using the straight-line method. Capitalized software development costs are amortized over 3 to 5 years using the straight-line method.

We will also include, as noted in our prior response letter that we submitted to the Staff on January 14, 2022, the following additional disclosure in our Business Acquisitions note included in our financial statements in our Form 10-K for the year ended December 31, 2021, by inserting the following underlined language and table with respect to the Livongo acquisition:

Note 5. Business Acquisitions

On October 30, 2020, the Company completed the acquisition of Livongo through a merger in which Livongo became a wholly-owned subsidiary of the Company. Upon completion of the merger, each share of Livongo’s common stock converted into the right to receive 0.5920 shares of Teladoc Health’s common stock and $4.24 in cash, without interest. In addition, in connection with the closing of the merger, Livongo paid a special cash dividend equal to $7.09 per share of Livongo’s common stock to shareholders of Livongo as of a record date of October 29, 2020. The adjusted total consideration was $13,876.9 million consisting of $401.0 million of net cash, $555.4 million related to the conversion feature of the Livongo Notes guaranteed by the Company and 60.4 million shares of Teladoc Health’s common stock valued at approximately $12,981.6 million on October 30, 2020. Final purchase price allocations resulted in the following intangibles:

Intangible Asset	Balance at Acquisition (in millions)	Estimated Average Useful Lives	Valuation Methodology
Customer Relationships	$1,050	15.7 years	Income Approach: Multi Period Excess Earnings Method
Technology	$300	7 years	Income Approach: Relief from Royalty Method
Trademarks	$250	10 years	Income Approach: Relief from Royalty Method

The Livongo customer relationships typically have a three-year contractual term, but the estimated useful life assumes renewals or extensions and considers historical attrition rates.

The acquisition was considered a stock acquisition for tax purposes and accordingly, the goodwill resulting from this acquisition is not tax deductible. The total acquisition related costs were $59.0 million and included transaction costs for investment bankers, other professional fees and income taxes for accelerated grants and were recognized in the Company’s consolidated statements of operations in acquisition, integration, and transformation costs.

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Kindly direct any questions you may have to the undersigned at (203) 987-6957. Any additional comments may be sent via email to Adam Vandervoort at avandervoort@teladochealth.com. Thank you.

Very truly yours,

/s/ Mala Murthy

Mala Murthy
Chief Financial Officer
TELADOC HEALTH, INC.

cc:            Jason Gorevic of Teladoc Health, Inc.

Richard Napolitano of Teladoc Health, Inc.

Adam C. Vandervoort of Teladoc Health, Inc.